SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 2002

                         Commission File Number 1-16619




                 Kerr-McGee Corporation Savings Investment Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2002 AND 2001



                         Report of Independent Auditors


                              Financial Statements


Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002

Notes to Financial Statements as of December 31, 2002 and 2001


                             Supplemental Schedules



Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

Schedule H, Line 4j -Schedule of Reportable Transactions


All other schedules required by the Employee Retirement Income Security Act of 1974 and the regulations promulgated by the Department of Labor have been omitted since they are inapplicable.

                         REPORT OF INDEPENDENT AUDITORS


Kerr-McGee Corporation Benefits Committee
Kerr-McGee Corporation Savings Investment Plan


     We have audited the accompanying statement of net assets available for benefits of Kerr-McGee Corporation Savings Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                               ERNST & YOUNG LLP


Oklahoma City, Oklahoma
May 27, 2003

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of dollars)



                                                                December 31,
                                                            --------------------
                                                              2002         2001
                                                            --------    --------

ASSETS:
    Investments                                             $245,200    $264,599

    Dividends receivable                                           -         473

    Receivable from investment sales                               -         721

    Other assets                                                 415         371
                                                            --------    --------

        Total assets                                         245,615     266,164


LIABILITIES:
        Purchases pending settlement                               -          13
                                                            --------    --------

NET ASSETS AVAILABLE FOR BENEFITS                           $245,615    $266,151
                                                            ========    ========























         The accompanying notes are an integral part of this statement.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of dollars)


                                                                  Year Ended
                                                               December 31, 2002
                                                               -----------------

Additions:
    Additions to net assets attributed to:
        Investment income:
           Dividends                                                $  5,959

           Interest                                                      507
                                                                    --------
                                                                       6,466

        Employee contributions                                        17,098

        Transfer from ESOP                                             6,154

        Transfer from prior trustee                                   15,230
                                                                    --------

           Total additions                                            44,948
                                                                    --------


Deductions:
    Deductions from net assets attributed to:
        Net depreciation in fair value of investments                 42,093

        Distributions to terminating and withdrawing participants     23,391
                                                                    --------

           Total deductions                                           65,484
                                                                    --------

           Net decrease                                              (20,536)

Net assets available for benefits:
    Beginning of year                                                266,151
                                                                    --------
    End of year                                                     $245,615
                                                                    ========






         The accompanying notes are an integral part of this statement.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


(1)  DESCRIPTION OF THE PLAN

     General -

     The Kerr-McGee Corporation Savings Investment Plan (the Plan) is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate.

     In August 2001, the Company completed the acquisition of all of the outstanding shares of common stock of HS Resources, Inc. (HSR). Prior to the acquisition, HSR had a defined contribution plan, the HS Resources, Inc. 401(k) & Profit Sharing Plan (HSR plan). The assets of the HSR plan were transferred into the Plan during October 2002. The amount transferred is shown as Transfer from prior trustee on the Statement of Changes in Net Assets Available for Benefits.

     The Plan allows participants to defer taxable earnings through contributions to the Plan as provided for under Section 401(k) of the Internal Revenue Code (the Code), and to borrow from their accounts within the Plan.

     The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company. During 2002, the Company paid $13,000 of administrative and trust expenses on behalf of the Plan.

     The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

     Effective January 1, 1990, all employer matching contributions are made to the Kerr-McGee Corporation Employee Stock Ownership Plan (ESOP), which was established in September 1989. All matching contributions are invested in Kerr-McGee Corporation common stock. The ESOP is not part of the Plan; therefore, the employer contributions to the ESOP and the ESOP assets and earnings are not included in the accompanying Plan financial statements. The maximum Company matching contribution is 6% of compensation as defined in the Plan, and the maximum employee contribution is 15% of compensation as defined in the Plan. The Company's matching contributions to the ESOP during 2002 totaled $12,935,000. Common stock of the Company held by the ESOP and allocated to participant's accounts totaled 1,425,281 shares with a market value of $63,076,000 at December 31, 2002. Employees are allowed to participate in the Plan from their initial date of employment.

     Effective January 1, 2000, all participants in the ESOP have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the ESOP into investment options available in the Plan. This option must be exercised by March 31 of each year. The amount diversified during 2002 is shown as Transfer from ESOP on the Statement of Changes in Net Assets Available for Benefits.

     Prior to January 1, 1990, employer matching contributions were made into the Plan and invested in Kerr-McGee Corporation common stock. The 2002 activity related to these nonparticipant-directed contributions is shown in
     Note 4.

     The participants' contributions to the Plan and earnings thereon are fully vested at all times. Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. With the exception of the nonparticipant-directed portion of the Kerr-McGee Stock Fund, participants designate how their balances are invested in any one or more of several investment options.

     On termination of service, including terminations due to death, disability, or retirement, a participant or participant's beneficiary may elect to receive an amount equal to the value of the participant's account. The normal form of such distribution is a single lump sum payment; however, certain eligible members may elect to have an annuity purchased from an insurance company in lieu of a lump sum payment. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

     The following is a description of the investment options available under the Plan at December 31, 2002:

          Kerr-McGee Stock Fund - common stock of the Company.

          Fidelity Growth Company Fund - invest in common stock of companies believed to have above-average growth potential.

          Fidelity Balanced Fund - normally invests 60% of its assets in stocks and 40% of its assets in bonds.

          Fidelity Diversified International Fund - invests primarily in foreign securities.

          Fidelity Dividend Growth Fund - invests at least 80% of its total assets in companies believed to have the potential for dividend growth.

          Fidelity Mid-Cap Stock Fund - invests at least 80% of its assets in common stocks of companies with medium market capitalizations.

          Managed Income Portfolio II - invests in investment contracts issued by insurance companies and other financial institutions.

          Spartan U.S. Equity Index Fund - invests at least 80% of its assets in common stocks included in the S&P 500.

          Pimco Total Return Fund - invests in all types of bonds.

          Baron Growth Fund - invests primarily in small-cap companies with market values between $100 million and $1.5 billion.

          Oakmark Select Fund - invests primarily in common stocks of U.S. companies.

          Liberty Small-Cap Fund - invests primarily in common stock of small companies believed to be undervalued.

          Aim Basic Value Fund - invests 65% of assets in securities of U.S. issuers with market capitalization of greater than $500 million and 35% of assets in U.S. issuers with market capitalization of less than $500 million.

          Royce Low-Priced Stock Fund - invests in both small- and micro-cap companies that are trading for less than $20 per share.


     SMART and CAPITAL Savings Programs -

     All participants participate in the Plan under the SMART and CAPITAL Savings Programs. Participants may direct their savings, up to a maximum of 15% of compensation, to be invested in 1% increments among one or more of the funds provided for under the Plan. An unlimited number of transfers are allowed between funds.

     Contributions to the SMART Savings Program are from a participant's compensation, before income taxes. The participant's income taxes on the pre-tax contributions are deferred until the contributions are distributed after termination, at the time of hardship withdrawal, or under minimum distribution rules at age 70 1/2. The annual SMART Savings Program contribution limitation is subject to annual adjustments for inflation and was $11,000 for 2002 in accordance with the Internal Revenue Code (the
     Code). Participant contributions in excess of this amount are considered to be contributions to the CAPITAL Savings Program.

     Contributions to the CAPITAL Savings Program are from a participant's compensation, after income taxes. If a participant has authorized less than 15% of their compensation to be contributed to the SMART Savings Program, they may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. Participant contributions may be invested in the same proportions and the same funds as outlined above for the SMART Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

     Participants may borrow from the Plan against their contributions to the SMART and CAPITAL Savings Programs and against their interest in Company matching contributions held in the Plan. New loans to participants bear interest at a fixed rate equal to the prime rate (as published in The Wall Street Journal), plus 1.0%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 5.81% for 2002. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan and any other plans of any employer may not exceed the lesser of (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or (b) one-half the current value of the participant's interest in their accounts. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a distribution and will be taxable to the participant as prescribed by the Code.


(2)  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Investment Risk - The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect the amounts reported in the statements of net assets available for benefits.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and common collective trusts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment  of  Benefits  -  Distributions   to  terminating  and  withdrawing
     participants are recorded when paid.


(3)  LOANS TO PARTICIPANTS

     Loan activity during 2002 and 2001 is set forth below:

     (Thousands of dollars)                                   2002        2001
                                                            -------     -------

     Balance at beginning of year                           $ 7,148     $ 7,656

        New loans                                             2,506       2,792

        Principal repayments                                 (3,037)     (3,318)

        Loans included as distributions
          to terminated participants                           (292)       (366)

        Transfer from prior trustee                             382         384
                                                            -------     -------

     Balance at end of year                                 $ 6,707     $ 7,148
                                                            =======     =======

     Interest income applicable to these loans during 2002 was $438,000.


(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

     The Kerr-McGee Stock Fund is the only fund consisting of both participant-directed contributions and nonparticipant-directed Company matching contributions. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

                                                              December 31,
                                                        ------------------------
     (Thousands of dollars)                               2002             2001
                                                        -------          -------

     Net Assets:
       Common stock                                     $10,454          $14,331
                                                        =======          =======


                                                               Year ended
                                                           December 31, 2002
                                                           -----------------

     Changes in Net Assets:
       Dividends                                                  $   294
       Net depreciation                                            (2,230)
       Distributions                                               (1,941)
                                                                  -------
                                                                  $(3,877)
                                                                  =======


(5)  INVESTMENTS

     The following presents investments of the Plan's net assets at December 31, 2002 and 2001.

                                                                          December 31,
                                                                 -------------------------------
     (Thousands of dollars)                                        2002                   2001
                                                                 --------               --------

     Kerr-McGee Corporation Common Stock -
       1,146,575 shares in 2002 and 1,039,386
       shares in 2001                                            $ 50,793 (a) (b)       $ 56,958 (a) (b)

     Fidelity Growth Company Fund - 305,832 shares in 2002         10,833                      -

     Fidelity Balanced Fund - 1,610,966 shares in 2002             21,410 (b)                  -

     Fidelity Diversified International Fund - 571,602              9,809                      -
       shares in 2002

     Fidelity Dividend Growth Fund - 34,372 shares                    767                      -
       in 2002

     Fidelity Mid-Cap Stock Fund - 1,106,759 shares                17,996 (b)                  -
       in 2002

     Managed Income Portfolio II - 63,798,267 shares               63,798 (b)                  -
       in 2002

     Spartan U.S. Equity Index Fund - 516,889 shares               16,101 (b)                  -
       in 2002

     Pimco Total Return - 872,644 shares in 2002                    9,311                      -

     Baron Growth Fund - 22,753 shares in 2002                        612                      -

     Oakmark Select Fund - 111,076 shares in 2002                   2,646                      -

     Liberty Small-Cap Fund - 119,783 shares in 2002                1,515                      -

     AIM Basic Value Fund - 1,443,679 shares in 2002               31,559 (b)                  -

     Royce Low-Priced Stock Fund - 137,770 shares                   1,343                      -
       in 2002

     Putnam Bond Index Fund - 330,125 shares in 2001                    -                  3,925

     Vanguard Windsor II Fund - 775,263 shares
       in 2001                                                          -                 19,839 (b)

     Harbor Capital Appreciation Fund - 501,883 shares
       in 2001                                                          -                 14,670 (b)

     Vanguard Balanced Index Fund - 789,314 shares
       in 2001                                                          -                 14,097

     Putnam Stable Value Fund - 58,163,098 shares
       in 2001                                                          -                 58,163 (b)

     Putnam Vista Fund - 3,359,221 shares in 2001                       -                 29,897 (b)

     Putnam Growth & Income Fund - 1,163,678 shares
       in 2001                                                          -                 20,667 (b)

     Putnam Asset Allocation Balanced Fund - 487,796 shares
       in 2001                                                          -                  4,790

     Putnam International Growth Fund - 581,990 shares
       in 2001                                                          -                 11,611

     S&P 500 Index Fund - 651,069 shares in 2001                        -                 18,132 (b)

     Putman Asset Allocation Growth Fund - 321,515 shares
       in 2001                                                          -                  3,100

     Putman Asset Allocation Conservative Fund - 128,429
       shares in 2001                                                   -                  1,117

     Participant Loans                                              6,707                  7,148

     Short Term Investment Fund                                         -                    485
                                                                 --------               --------

         Total Investments                                       $245,200               $264,599
                                                                 ========               ========

     (a) A portion of this amount is nonparticipant-directed (see Note 4).

     (b) Asset represents 5% or more of the Plan's net assets as of the indicated year end.


     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $42,093,000 as follows:

                           (Thousands of dollars)

         Kerr-McGee Corporation Common stock                     $10,833
         Registered Investment Companies and
            Common Collective Trusts                              31,260
                                                                 -------
                                                                 $42,093
                                                                 =======


(6)  TAX STATUS

     The Plan obtained its latest determination letter dated November 5, 1999, in which the Internal Revenue Service stated that the Plan is a qualified plan under provisions of Section 401(a) and is exempt from Federal Income taxes under provisions of Section 501(a) of the Code. The Plan has been amended and restated since receiving its latest determination letter to reflect recent legislation. The Company has requested a determination letter which will cover the amendments and is of the opinion that the Plan continues to be operated in compliance with the applicable requirements of the Code and continues to be tax exempt.

     Taxes on any income earned on investment assets attributable to the participants are deferred until the receipt of a distribution pursuant to the terms of the Plan. Prior Company contributions and employee contributions to the SMART Savings Program are also not taxed to the participants until the receipt of a distribution.



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                   (Employer Identification Number 73-1612389)
                                (Plan Number 007)

                                DECEMBER 31, 2002
                             (Thousands of dollars)




                   (b)                                                     (c)                                                 (e)
        Identity of issue, borrower,              Description of investment including maturity date,           (d)          Current
(a)*    lessor or similar party                   rate of interest, collateral, par or maturity value          Cost          Value
----    -------------------------------------     -----------------------------------------------------      -------        --------

 *      Kerr-McGee Corporation                    Common Stock - 1,146,575 shares                            $53,642        $ 50,793
 *      Fidelity Investments                      Fidelity Growth Company Fund -305,832 shares                    nr          10,833
 *      Fidelity Investments                      Fidelity Balanced Fund - 1,610,966 shares                       nr          21,410
 *      Fidelity Investments                      Fidelity Diversified Int'l Fund -571,602 shares                 nr           9,809
 *      Fidelity Investments                      Fidelity Dividend Growth Fund -34,372 shares                    nr             767
 *      Fidelity Investments                      Fidelity Mid-Cap Stock Fund -1,106,759 shares                   nr          17,996
 *      Fidelity Investments                      Managed Income Portfolio II -63,798,267 shares                  nr          63,798
 *      Fidelity Investments                      Spartan U.S. Equity Index Fund - 516,889 shares                 nr          16,101
        Pacific Investment Management Company     Pimco Total Return Fund- 872,644 shares                         nr           9,311
        BAMCO, Inc.                               Baron Growth Fund - 22,753 shares                               nr             612
        Harris Associates L.P.                    Oakmark Select Fund - 111,076 shares                            nr           2,646
        Fleet Investment Advisors Inc.            Liberty Small-Cap Fund - 119,783 shares                         nr           1,515
        AIM Advisors, Inc.                        AIM Basic Value Fund - 1,443,679 shares                         nr          31,559
        Royce & Associates, LLC.                  Royce Low-Priced Stock Fund -137,770 shares                     nr           1,343
 *      Various Participants                      Participant loans - interest rates from 5.4% to 11.5%           nr           6,707
                                                                                                                            --------

                                                                                                                            $245,200
                                                                                                                            ========


 *Party-in-interest

 nr - not required for participant-directed investments


                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-1612389)
                                (Plan Number 007)

                      FOR THE YEAR ENDED DECEMBER 31, 2002
                             (Thousands of dollars)


                                                                                                               (h)
                                                                                                            Current
                                                                                                             value
                                                                     (c)            (d)          (g)       of asset on         (i)
          (a)                                (b)                  Purchase        Selling      Cost of     transaction      Net gain
Identity of party involved          Description of asset           price           price        asset          date          or loss
--------------------------          --------------------          --------        -------      -------     -----------      --------

Category (iii) - Series of transactions in excess of 5% of the Plan Assets:
---------------------------------------------------------------------------

*Kerr-McGee Corporation               Common Stock                 $20,383              -      $20,383        $20,383            -


*Kerr-McGee Corporation               Common Stock                       -        $15,065      $16,257        $15,065       $(1,192)



There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002.

Columns (e) and (f) are not applicable.



*Includes both participant-directed and nonparticipant-directed portions.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN





                             By                     (Robert M. Wohleber)
                                          --------------------------------------
                                                     Robert M. Wohleber
                                          Chairman of the Kerr-McGee Corporation
                                                     Benefits Committee




Date:  June 27, 2003